UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 7, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filing on February 7, 2025.

SEQ_NO: 1

Date of announcement: 2025/02/07

Time of announcement: 17:32:34

Subject: Announcement of the Passing of a Company Director

Date of events: 2025/02/07

To which item it meets: paragraph 6

Statement:

1. Date of occurrence of the change:2025/02/07

2.Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor): Natural-person director

3.Title and name of the previous position holder: Rutherford Chang, Corporate Director of ASE Technology Holding Co., Ltd.

4.Resume of the previous position holder: Corporate Director of ASE Technology Holding Co., Ltd. and the Director (Representative) of ASE, Inc.

5.Title and name of the new position holder: To be determined.

6.Resume of the new position holder: To be determined.

7.Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): Death

8.Reason for the change: Death

9.Number of shares held by the new position holder when elected: NA

10.Original term (from __________ to __________): From 2024/06/27 to 2027/06/26

11.Effective date of the new appointment: NA

12.Turnover rate of directors of the same term:11.1%

13.Turnover rate of independent directors of the same term:NA

14.Turnover rate of supervisors of the same term:NA

15.Change in one-third or more of directors (Please enter “Yes” or “No”): No

16.Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

The new director will be elected at an appropriate time in accordance with the current laws, regulations, and the Articles of Incorporation.